OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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VIA EDGAR AND FEDEX
-------------------
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Office of Mergers and Acquisitions
Attention:  Julia E. Griffith, Special Counsel

            Re:   BNS Holding, Inc. Comment Letter
                  Amended Schedule 13E-3 (File No.  005-13165)
                  Amended Preliminary Proxy Statement on Schedule 14A
                  (File No. 001-05881)
                  --------------------

Dear Ms. Griffith:

      We acknowledge receipt of your comment letter dated April 30, 2007 (the
"Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with BNS Holding, Inc. (the "Company") and provide the following response on its behalf. We enclose a redlined version of the Amended
Schedule 13E-3 and the Amended Preliminary Proxy Statement on Schedule 14A (the
"Preliminary Schedule 14A") filed on the date hereof, marked to show changes from the version filed on April 3, 2007. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule
14A. The numbering of our responses below corresponds to the numbering of your comments in the Comment Letter.

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SCHEDULE 13E-3

GENERAL

    1.   Comment: WE NOTE YOUR RESPONSE TO COMMENT 1. YOU STATE IN YOUR RESPONSE
         THAT "THE DECISION TO PROPOSE THE REVERSE/FORWARD STOCK SPLIT WAS A
         DECISION BY THE COMPANY ALONE AND THE TRANSACTION DOES NOT INVOLVE
         "A THIRD PARTY OR A CHANGE OF CONTROL. IT APPEARS FROM THE
         BLACKLINED DISCLOSURE AT THE BOTTOM OF PAGE 4, INCLUDING THE
         DISCLOSURE THAT YOU HAVE ELIMINATED IN THE PRESENT DRAFT, THAT STEEL
         PARTNERS INITIATED THE DISCUSSIONS OF THE TRANSACTION WITH THE
         BOARD, RATHER THAN VICE VERSA. PLEASE CLARIFY FOR US WHICH PARTY
         INITIATED THE TRANSACTION, AND AMEND THE DISCLOSURE TO MAKE THIS
         POINT CLEAR. WITH RESPECT TO COMMENTS 1, 2, 4, 10, 17 AND 20 IN OUR
         PREVIOUS LETTER, WE MAY HAVE FURTHER COMMENT WHEN WE HAVE CONSIDERED
         YOUR RESPONSE.

         Response: We have included in the section entitled "Background of the
         Transaction" disclosure concerning the reverse stock split and going private discussions of the Board of Directors for the period prior to
         November 2004. This additional disclosure makes clear the Board of
         Directors' initiative well before Steel Partners joined the Board of
         Directors of the Company. The Staff is advised that upon further review of the minutes of the meeting of the Board of Director on January 20,
         2005, we found that Michael Warren was the one who presented the preliminary estimates of the costs associated with public company filings with the SEC and the cost savings associated with deregistering the shares of Common Stock and not a representative of Steel Partners
         II, L.P., as previously disclosed. We apologize for any confusion. We refer to our response letter dated April 3, 2007 with respect to the reasons why we believe Steel Partners II, L.P. should not be considered a filing person in this going private transaction.

ITEM 13. FINANCIAL STATEMENTS, PAGE 36

    2.   Comment: WE NOTE YOUR RESPONSE TO COMMENT 3. PLEASE REVISE TO INCLUDE
         THE RATIO OF EARNINGS TO FIXED CHARGES, AS REQUIRED BY ITEM 1010(C)(4)
         OF REGULATION M-A. IN ADDITION, PLEASE REVISE TO EXPRESSLY INCLUDE THE
         INFORMATION REQUIRED BY ITEM 1010(C)(1) AND (5), OR ADVISE. SEE
         INSTRUCTION 1 TO ITEM 13 OF SCHEDULE 13E-3.

         Response: Based on our review of Item 503(d) of Reg-K referred to in
         Item 1010(c)(4), the ratio of earnings to fixed charges needs to be disclosed if the Company has any registered debt or preferred stock. In addition, since the Company does not have any registered debt or preferred stock, we did not include the earning to fixed charges ratio.
         The Summarized Financial Data table has been revised to include the information requested by Items 1010(c)(1) and 1010(c)(5).

SCHEDULE 14 A

BACKGROUND OF THE TRANSACTION, PAGE 7

    3.   Comment: YOU APPEAR TO HAVE MADE ONLY MINIMAL CHANGES IN RESPONSE TO
         OUR COMMENT 12. PLEASE REVISE YOU DOCUMENT TO EXPLAIN IN DETAIL WHAT
         THE BOARD DISCUSSED DURING 2005 CONCERNING THE ADVISABILITY OF A

         REVERSE STOCK SPLIT, INCLUDING WHO WAS PARTY TO THESE DISCUSSIONS, WHO
         INITIATED THEM, WHAT THE BOARD CONCLUDED AND WHAT REASONS IT HAD FOR
         THE CONCLUSION.

         Response: We have provided detailed disclosure concerning the Board of
         Directors' discussions in fiscal year 2005 of a going private transaction and the reverse stock split in particular.

    4.   Comment: OTHER THAN THE DISCLOSURE ON PAGES 42 AND 43, WHICH DOES NOT
         SPEAK TO THE EFFECTS OF THE RIGHT OF FIRST REFUSAL ON THE UNAFFILIATED
         SHAREHOLDERS, WE DO NOT SEE ANY DISCLOSURE OF THE BOARD'S DISCUSSION OF
         THE PROPOSAL. SIGNIFICANTLY EXPAND YOUR DISCLOSURE CONCERNING THE
         BOARD'S DISCUSSION OF THE PROPOSAL FOR THE RIGHT OF FIRST REFUSAL.
         EXPLAIN WHY THE BOARD BELIEVED IT TO BE IN THE BEST INTERESTS OF
         UNAFFILIATED SHAREHOLDERS AND WHAT POTENTIAL DETRIMENTS TO THOSE
         SHAREHOLDERS IT MAY REPRESENT. IF THE BOARD DID NOT DISCUSS THE EFFECT
         OF THE RIGHT OF FIRST REFUSAL ON THE UNAFFILIATED SHAREHOLDERS, THEN
         STATE THAT IN THE BACKGROUND SECTION.

         Response: We have revised the disclosure in the background section to indicate that the Board of Directors did not discuss the effect of the
         Right of First Refusal on the Unaffiliated Stockholders. We have also expanded the disclosure under the Proposal to discuss the advantages and disadvantages of Proposal No. 2 on the Unaffiliated Stockholders.

FAIRNESS DETERMINATION OF THE BOARD OF DIRECTORS AND INDEPENDENT COMMITTEE,

    5.   Comment: BREAK THE DISCLOSURE IN THE FIRST PARAGRAPH OF THIS SECTION
         INTO MULTIPLE SENTENCES TO MAKE IT EASIER TO FOLLOW. EXPLAIN WHAT YOU
         MEAN WHEN YOU SAY THAT THE PRICE "REPRESENTS A FAIR PRICE WITHIN THE
         RANGE OF PRICES DETERMINED BY A DISCOUNTED CASH FLOW ANALYSIS, WHICH
         INCLUDES GOING CONCERN AND NET BOOK VALUES." YOU APPEAR TO HAVE
         CONFLATED SEVERAL DIFFERENT VALUATION METHODS. PLEASE REVISE.

         Response: We have broken down the first paragraph of the section entitled "Fairness Determination of the Board of Directors and
         Independent Committee." We have also clarified that the range of prices referred to the discounted cash flow analysis since the going concern and net book values have already been addressed in the previous sentence.

    6.   Comment: IN THE NEW DISCLOSURE AT THE BOTTOM OF PAGE 19, YOU DISCUSS
         THE VALUE OF THE COMPANY'S NET OPERATING LOSSES AND THE POTENTIAL
         DIMINUTION OR ELIMINATION OF THAT VALUE IF THE COMPANY WAS SOLD. SINCE
         THE NOLS WOULD BE USED TO OFFSET FUTURE INCOME, PLEASE REVISE TO
         CLARIFY WHY THE VALUE OF CONSIDERATION RECEIVED IN A SALE WOULD
         AUTOMATICALLY REDUCE THE AMOUNT OF AVAILABLE NOLS.

         Response: We have clarified the disclosure to state that a substantial portion of the value of the NOL's are lost upon a change of control as a result of a sale of the Company (pursuant to Section 382 of the
         United States Internal Revenue Code), which in turn results in a lower valuation.

OPINION OF FINANCIAL ADVISOR, PAGE 22

    7.   Comment: WE NOTE YOUR RESPONSE TO COMMENT 24, CONCERNING THE MANSFIELD
         PROPERTY. INCORPORATE YOUR RESPONSE IN THE DISCLOSURE.

         Response: We have incorporated the disclosure regarding the Mansfield
         Property in the Proxy Statement.

                                    * * * * *

      The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether you have any further comments.

                                          Sincerely,

                                          /s/ Kenneth A. Schlesinger
                                          Kenneth A. Schlesinger

cc:   Michael A. Warren, CEO BNS Holding, Inc.